UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  ) †*

CCA INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

124867102

(CUSIP Number)

Sardar Biglari

Biglari Holdings Inc.

17802 IH 10 West, Suite 400

San Antonio, Texas 78257

(210) 344-3400

with copies to:

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

†       This Schedule 13D constitutes Amendment No. 7 to the Schedule 13D on behalf of Biglari Holdings Inc. and Amendment No. 9 to the Schedule 13D on behalf of The Lion Fund, L.P., Biglari Capital Corp. and Sardar Biglari.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124867102

1	NAME OF REPORTING PERSON

Biglari Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		776,259
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

776,259
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

776,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 124867102

1	NAME OF REPORTING PERSON

The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 124867102

1	NAME OF REPORTING PERSON

Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 124867102

1	NAME OF REPORTING PERSON

Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		776,259
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

776,259
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

776,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 124867102

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, (a) this Schedule 13D/A (this “Amendment No. 9”) amends the Schedule 13D initially filed on February 4, 2011, as amended by Amendment Nos. 1-8, on behalf of each of The Lion Fund, L.P., a Delaware limited partnership (“The Lion Fund”), Biglari Capital Corp., a Texas limited liability company (“BCC”), and Sardar Biglari in respect of the common stock, par value $0.01 per share (the “Shares”), of CCA Industries, Inc., a Delaware corporation (the “Issuer”) and (b) this Schedule 13D/A (this “Amendment No. 7”) amends the Schedule 13D initially filed on February 4, 2011, as amended by Amendment Nos. 1-6, on behalf of Biglari Holdings Inc., an Indiana corporation (“BH”), in respect of the Shares of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 30, 2019, BH, The Lion Fund and Lance T. Funston amended their Agreement, whereby the parties agreed to extend the Put Period (as defined in the Agreement) to April 30, 2020 in consideration of Mr. Funston’s payment to BH of $200,000.00 (the “Amendment”). The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 30, 2019, BH, The Lion Fund and Lance T. Funston entered into the Amendment, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Amendment, dated January 30, 2019, by and among Biglari Holdings Inc., The Lion Fund, L.P. and Lance T. Funston.

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CUSIP No. 124867102

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 1, 2019
(Date)

BIGLARI HOLDINGS INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

THE LION FUND, L.P.

By: BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

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